United States securities and exchange commission logo





                             February 21, 2024

       Stephen Sills
       Chief Executive Officer
       Bowhead Holdings Inc.
       1411 Broadway, Suite 3800
       New York, NY 10018

                                                        Re: Bowhead Holdings
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
5, 2024
                                                            CIK No. 0002002473

       Dear Stephen Sills:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Who We Are, page 1

   1. We note your responses to prior comments 6 and 14, which indicate that you are still engaged in ongoing
negotiations regarding arrangements with AmFam and will provide discussion of new
contractual terms in a future filing once agreed upon. However, given that you appear to be
operating under current arrangements or terms during the historical financial statement
periods presented in the filing, we reissue these comments in part. To the extent that your
agreements with AmFam and other parties have not concluded at the time you make a public
filing, revise your disclosures to provide a more fulsome
                                                        discussion of the
contractual terms and rights between you and AmFam under your current arrangement and
quantify any related financial statement impacts for each
                                                        period presented. For
example, discussion should include, but not be limited to, fee terms,
 Stephen Sills
Bowhead Holdings Inc.
February 21, 2024
Page 2
         whether any authority parameters exist, how decisions are made, details of any termination provisions, and whether there is a right of refusal or denial by either entity.
Our Structure, page 9

2. We note your response to prior comment 10. Based on your response, revise your disclosure to indicate the current term of your agreement with American Family prior to any public filing of this draft registration statement. To the extent that negotiations with
         American Family have not concluded by that time, revise your disclosure, including in the risk factors to discuss the negotiations with American Family and the possible implications if the parties cannot reach an agreement.
Summary of Risk Factors, page 10

3. We note your response to prior comment 13. Revise the bullet points in this section to better introduce the risk factors you discuss in the main risk factors section. For instance, the final bullet point on page 11 should identify your controlling shareholder, and the key parties that exert influence over that shareholder.
Risk Factors
Risks Related to Our Operations
We could be adversely affected by the loss of one or more key personnel, page
30

4. We note your response to prior comment 20 and reissue. Revise this risk factor to discuss the extent to which your key personnel, including those representing key lines of business and your claims processing, are covered by employment or non-compete contracts. Revise your discussion in an appropriate portion of your business or management's discussion sections to discuss the extent to which management has a policy to enter into contractual arrangements with key employees to minimize the risk of disruption to your business in the event of a key employee's departure.
Risks Related to this Offering and Ownership of Our Common Stock
BIHL, an endity owned by our Pre-IPO Investors, page 42

5. We note your response to prior comment 12. Revise this risk factor, including its heading, or add a new risk factor to discuss the fact that BIHL's main shareholders often engage in related businesses, and are not restricted in competing with Bowhead. Business
Competition, page 83

6. We note your response to prior comment 26. Please revise your disclosure on this page to
FirstName LastNameStephen Sills
       include the criteria you used to identify these companies as your competitors to
Comapany
       give NameBowhead      Holdings
            potential investors a moreInc.
                                        detailed understanding of how you
identified the listed
       companies,
February  21, 2024 or advise.
                   Page   2
FirstName LastName
 Stephen Sills
FirstName  LastNameStephen Sills
Bowhead Holdings   Inc.
Comapany21,
February   NameBowhead
              2024      Holdings Inc.
February
Page 3 21, 2024 Page 3
FirstName LastName
Regulation
IRIS Ratios, page 89

7. We note your response to prior comment 28. To the extent that you continue to have results outside the normal range as of 2023, please tell us the specific areas that fell outside the normal range, with particular attention to any areas that fell outside the range for both 2022 and 2023. Supplement that response with an explanation of how management chose to discuss Bowhead's risk exposure in its discussion of the business financial condition in discussing its 2023 financial condition.
       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact
Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance
cc:      Dwight S. Yoo, Esq.